Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 18, 2009
Item 3	News Release The news release dated February 18, 2009 was disseminated through Marketwire’s Canadian and US Timely Disclosure Network.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announces that the Pirquitas mine project is on schedule to commence concentrate production in the first quarter of 2009.  In addition, the estimated cost to complete the construction of the Pirquitas mine project has increased to US$230 million or 5% over the 2007 estimate.
Paul MacRae, Silver Standard Resources Inc., is the Qualified Person responsible for the technical information contained in the attached news release.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 18, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 18th day of February, 2009

February 18, 2009	News Release 09-04

SILVER STANDARD UPDATES PIRQUITAS PROJECT

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that its wholly-owned Pirquitas Mine in Jujuy, Argentina, is on schedule to commence concentrate production in the current quarter.  Initial production will focus on the processing of over 400,000 tonnes of run-of-mine grade jig tails from historic operations and then transition to material from the open pit.  To date, approximately five million tonnes of material has been moved from the Pirquitas open pit and stockpiling of ore has commenced.

At current metal prices, the silver and tin concentrates account for over 95% of the anticipated revenue from the mine.  As a result, the silver circuit will be optimized first, followed by the tin circuit.  A decision to complete the zinc circuit is dependent on the results of metallurgical testwork to be received on increasing silver recoveries.  Process equipment purchased for the zinc circuit may be better served increasing the silver recovery.

As reported in the company’s third quarter 2008 conference call, inflation in wages and local inputs continues to place pressure on the US$220 million estimated capital cost of the mine.  In developing this cost estimate in November 2007, Silver Standard estimated inflation for wages and other inputs within Argentina significantly higher than the official rate.  With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to US$230 million or 5% over the 2007 estimate.  With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average US$26/tonne over the life of the mine.

With production ramping up through Q2, Pirquitas is expected to produce in excess of six million ounces of silver in 2009 with full production in excess of 10 million ounces in 2010.  Details on mine progress will be updated further at the company’s year-end conference call on March 12, 2009.

Forward Looking Statements: Statements in this news release relating to the schedule to commence production, recoveries of silver and tin, anticipated revenues, decisions relating to the zinc circuit, estimated cost to complete construction, estimated costs of mining, milling and administration and estimated production, all relating to the Pirquitas Mine, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and

changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

(Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com